

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Jay Wright
General Counsel
Castellum, Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

      Re: Castellum, Inc.
          Registration Statement on Form S-3
          Filed December 1, 2023
          File No. 333-275840

Dear Jay Wright:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Steven Lipstein